UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SEC File Number 1-5865
CUSIP Number 373730100

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:        July 31, 2007
☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report of Form 10-Q
☐    Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Gerber Scientific, Inc.
Full Name of Registrant

Former Name if Applicable

83 Gerber Road West
Address of Principal Executive Office (Street and Number)

South Windsor, Connecticut  06074
City, State and Zip Code

PART II- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

  (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
  Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gerber Scientific, Inc. (the "Company") has not completed certain procedures related to the Company's income tax accounting associated with its adoption effective as of May 1, 2007 of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109. The completion of such procedures requires significant effort by a substantial number of the Company's accounting and financial personnel in the Company's domestic and international operations. As a result, the Company is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2007 within the period prescribed for such report without unreasonable effort or expense.

The Company plans to file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2007 promptly after it completes the foregoing procedures.

PART IV- OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

John J. Krawczynski        (860)                  644-1551
       (Name)              (Area Code)    (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     Yes  ☒    No  ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's preliminary results for the fiscal quarter ended July 31, 2007, subject to completion of its review process, are expected to report revenue of $153.7 million, an increase of $16.2 million, or 11.8 percent, from the fiscal quarter ended July 31, 2006. The increase in revenue is attributable to the favorable impact of foreign currency of approximately $6.2 million, improved sales volume from the Company's Sign Making and Specialty Graphic's distribution operations, continued growth in new products, incremental revenue from the Data Technology, Inc. acquisition and higher revenue contributed from the Company's service business. Operating income for the first quarter of fiscal 2008 remained steady at $4.4 million as compared with the same period of the prior year and included incremental pre-tax severance related costs of $0.8 million. Additionally, the Company's income before income taxes for the first quarter of fiscal 2008 included a pre-tax, non-operating gain of $1.0 million from the sale of a product line within the Ophthalmic Lens Processing segment. Until the procedures referred to in Part III of this form are completed, the Company cannot make a reasonable estimate of its net income or earnings per share for the fiscal quarter ended July 31, 2007.

                                                                Gerber Scientific, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                  Gerber Scientific, Inc.

Date   September 10, 2007                                        By:   /s/ John J. Krawczynski
                                                                                             John J. Krawczynski
                                                                                             Vice President, Chief Accounting Officer and
                                                                                             Corporate Controller

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